Exhibit 21.1

Subsidiaries of Ditech Communications Corporation

Entity Name	Jurisdiction
Ditech Communications Europe Limited	United Kingdom
Ditech Communications Canada, Inc.	Canada
Ditech India Private Limited	India
Ditech Communications International, Inc.	USA
Jasomi Networks, Inc.	USA